Exhibit 99.1

TABOOLA.COM LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

UNAUDITED

- - - - - - - - - - - - - - - - -

TABOOLA.COM LTD.
CONSOLIDATED INTERIM BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2022	December 31, 2021
	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$188,477	$319,319
Short-term investments	119,840	—
Restricted deposits	750	1,000
Trade receivables (net of allowance for credit losses of $4,947 and $3,895 as of September 30, 2022, and December 31, 2021, respectively)	184,794	245,235
Prepaid expenses and other current assets	70,743	63,394
Total current assets	564,604	628,948
NON-CURRENT ASSETS
Long-term prepaid expenses	40,652	32,926
Restricted deposits	4,052	3,897
Deferred tax assets, net	2,909	1,876
Operating lease right of use assets	65,217	65,105
Property and equipment, net	73,758	63,259
Intangible assets, net	205,122	250,923
Goodwill	557,559	550,380
Total non-current assets	949,269	968,366
Total assets	$1,513,873	$1,597,314
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables	$207,775	$259,941
Short-term operating lease liabilities	13,456	12,958
Accrued expenses and other current liabilities	100,978	124,662
Current portion of long-term loan	3,000	3,000
Total current liabilities	325,209	400,561
LONG-TERM LIABILITIES
Deferred tax liabilities, net	42,563	51,027
Warrants liability	4,239	31,227
Long-term loan, net of current portion	284,270	285,402
Long-term operating lease liabilities	56,075	61,526
Total long-term liabilities	387,147	429,182
COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized: 700,000,000 as of September 30, 2022 and December 31, 2021; 247,348,424 and 234,031,749 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively.	—	—
Additional paid-in capital	887,845	824,016
Accumulated other comprehensive loss	(2,724)	—
Accumulated deficit	(83,604)	(56,445)
Total shareholders' equity	801,517	767,571
Total liabilities and shareholders' equity	$1,513,873	$1,597,314

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited

Revenues	$332,462	$338,768	$1,029,883	$970,790
Cost of revenues:
Traffic acquisition cost	203,125	211,899	619,109	621,137
Other cost of revenues	26,649	19,184	79,695	52,224
Total cost of revenues	229,774	231,083	698,804	673,361
Gross profit	102,688	107,685	331,079	297,429
Operating expenses:
Research and development	36,237	29,946	100,728	83,889
Sales and marketing	63,216	43,518	190,989	146,962
General and administrative	24,685	34,345	78,062	98,489
Total operating expenses	124,138	107,809	369,779	329,340
Operating loss	(21,450)	(124)	(38,700)	(31,911)
Finance income (expenses), net	(3,570)	13,960	12,389	13,077
Income (loss) before income taxes	(25,020)	13,836	(26,311)	(18,834)
Income tax benefit (expenses)	(1,006)	3,460	(848)	(6,699)
Net income (loss)	$(26,026)	$17,296	$(27,159)	$(25,533)
Less: Undistributed earnings allocated to participating securities	—	—	—	(11,944)
Net income (loss) attributable to Ordinary shares – basic and diluted	(26,026)	17,296	(27,159)	(37,477)
Net income (loss) per share attributable to Ordinary shareholders, basic	$(0.10)	$0.08	$(0.11)	$(0.35)
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary shareholders, basic	255,160,597	229,024,803	251,865,831	107,884,927
Net income (loss) per share attributable to Ordinary shareholders, diluted	$(0.10)	$0.07	$(0.11)	$(0.35)
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary shareholders, diluted	255,160,597	259,262,529	251,865,831	107,884,927

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited

Net income (loss)	$(26,026)	$17,296	$(27,159)	$(25,533)
Other comprehensive income (loss):
Unrealized losses on available-for-sale marketable securities	(445)	—	(704)	—
Unrealized gains (losses) on derivative instruments, net	1,504	—	(2,020)	—
Other comprehensive income (loss)	1,059	—	(2,724)	—
Comprehensive income (loss)	$(24,967)	$17,296	$(29,883)	$(25,533)

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED INTERIM STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

	Ordinary shares		Additional paid-in	Accumulated	Accumulated Other Comprehensive	Total shareholders’
	Number	Amount	capital	deficit	income (loss)	equity

Balance as of June 30, 2022 (unaudited)	240,679,908	$—	$869,201	$(57,578)	$(3,783)	$807,840

Share-based compensation expenses	—	—	19,150	—	—	19,150
Exercise of options and vested RSUs	5,441,506	—	1,419	—	—	1,419
Connexity issuance of Holdback	1,227,010	—	—	—	—	—
Payments of tax withholding for share-based compensation	—	—	(1,925)	—	—	(1,925)
Other comprehensive income	—	—	—	—	1,059	1,059
Net loss	—	—	—	(26,026)	—	(26,026)
Balance as of September 30, 2022 (unaudited)	247,348,424	$—	$887,845	$(83,604)	$(2,724)	$801,517

	Convertible Preferred shares		Ordinary shares
	Number	Amount	Number	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balance as of June 30, 2021 (unaudited)	—	$—	211,198,259	$—	$621,664	$(74,326)	$547,338

Issuance of Ordinary shares	—	—	17,328,049	—	157,689	—	157,689
Share-based compensation expenses	—	—	—	—	20,075	—	20,075
Exercise of options and vested RSUs	—	—	3,114,238	—	2,560	—	2,560
Net income	—	—	—	—	—	17,296	17,296
Balance as of September 30, 2021 (unaudited)	—	$—	231,640,546	$—	$801,988	$(57,030)	$744,958

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED INTERIM STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

	Ordinary shares				Accumulated Other	Total
	Number	Amount	Additional paid-in capital	Accumulated deficit	Comprehensive loss	shareholders’ equity

Balance as of December 31, 2021	234,031,749	$—	$824,016	$(56,445)	$—	$767,571

Share-based compensation expenses	—	—	60,431	—	—	60,431
Exercise of options and vested RSUs	12,089,665	—	7,508	—	—	7,508
Connexity issuance of Holdback	1,227,010	—	—	—	—	—
Payments of tax withholding for share-based compensation	—	—	(4,110)	—	—	(4,110)
Other comprehensive loss	—	—	—	—	(2,724)	(2,724)
Net loss	—	—	—	(27,159)	—	(27,159)
Balance as of September 30, 2022 (unaudited)	247,348,424	$—	$887,845	$(83,604)	$(2,724)	$801,517

	Convertible Preferred shares		Ordinary shares
	Number	Amount	Number	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balance as of December 31, 2020	121,472,152	$170,206	41,357,049	$—	$78,137	$(31,497)	$46,640

Conversion of Preferred shares to Ordinary shares	(121,472,152)	(170,206)	121,472,152	—	170,206	—	170,206
Issuance of Ordinary shares	—	—	61,299,565	—	442,171	—	442,171
Share-based compensation expenses	—	—	—	—	103,995	—	103,995
Exercise of options and vested RSUs	—	—	7,511,780	—	7,479	—	7,479
Net loss	—	—	—	—	—	(25,533)	(25,533)
Balance as of September 30, 2021 (unaudited)	—	$—	231,640,546	$—	$801,988	$(57,030)	$744,958

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2022	2021
	Unaudited
Cash flows from operating activities
Net loss	$(27,159)	$(25,533)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	68,711	30,050
Share-based compensation expenses	58,971	103,594
Net loss (gain) from financing expenses	7,733	(1,857)
Revaluation of the Warrants liability	(26,988)	(17,091)
Amortization of loan issuance costs	1,006	119
Amortization of premium and accretion of discount on short-term investments, net	(322)	—
Change in operating assets and liabilities:
Decrease in trade receivables	60,672	14,544
Increase in prepaid expenses and other current assets and long-term prepaid expenses	(13,921)	(38,379)
Decrease in trade payables	(54,659)	(27,185)
Increase (decrease) in accrued expenses and other current liabilities	(25,516)	1,380
Increase (decrease) in deferred taxes, net	(9,676)	2,716
Change in operating lease right of use assets	11,536	10,878
Change in operating lease liabilities	(16,962)	(12,683)
Net cash provided by operating activities	33,426	40,553
Cash flows from investing activities
Purchase of property and equipment, including capitalized internal-use software	(28,476)	(28,774)
Cash paid in connection with acquisitions, net of cash acquired	(7,981)	(583,286)
Proceeds from restricted deposits	98	2,325
Purchase of short-term investments	(126,382)	—
Proceeds from sales and maturities of short-term investments	6,160	—
Net cash used in investing activities	(156,581)	(609,735)
Cash flows from financing activities
Exercise of options and vested RSUs	7,467	7,479
Issuance of Ordinary shares, net of offering costs	—	286,170
Payments of tax withholding for share-based compensation expenses	(4,110)	—
Proceeds from long-term loan, net of debt issuance costs	—	288,750
Repayment of current portion of long-term loan	(2,250)	—
Costs associated with entering into a revolving credit facility	(1,061)	—
Issuance of Warrants	—	53,883
Net cash provided by financing activities	46	636,282
Exchange differences on balances of cash and cash equivalents	(7,733)	1,857
Increase (decrease) in cash and cash equivalents	(130,842)	68,957
Cash and cash equivalents - at the beginning of the period	319,319	242,811
Cash and cash equivalents - at end of the period	$188,477	$311,768

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$22,599	$7,647
Interest	$15,094	$—
Non-cash investing and financing activities:
Purchase of property, plant and equipment and intangible assets	$2,764	$1,500
Share-based compensation included in capitalized internal-use software	$1,460	$401
Deferred offering costs incurred during the period included in long-term prepaid expenses	$—	$1,688
Creation of operating lease right-of-use assets	$11,648	$2,382

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 1:-	GENERAL

a.	Taboola.com Ltd. (together with its subsidiaries, the “Company” or “Taboola”) was incorporated under the laws of the state of Israel on September 3, 2006.

Taboola is a technology company that powers recommendations across the Open Web with an artificial intelligence-based, algorithmic engine developed over the 14 years since the company began operations in 2007. Taboola partners with websites, devices, and mobile apps (collectively referred to as “digital properties”), to recommend editorial content and advertisements on the Open Web. Digital properties use Taboola’s technology platforms to achieve their business goals, such as driving new audiences to their sites and apps or increasing engagement with existing audiences. Taboola also provides monetization opportunities to digital properties by surfacing paid recommendations by advertisers. Taboola is a business-to-business company with no competing consumer interests. Taboola empowers advertisers to leverage its proprietary AI-powered recommendation platform to reach targeted audiences utilizing effective, native ad-formats across digital properties. As part of the Company e-Commerce offerings, it also syndicates its retailer advertisers’ monetized product listings and links (clickable advertisements) into commerce content-oriented consumer experiences on both the Open Web and within the dominant traditional ad platforms. Taboola generates revenues when people (consumers) click on, purchase from or, in some cases, view the ads that appear within its recommendation platform. The Company’s customers are the advertisers, merchants and affiliate networks that advertise on the Company's platform (“Advertisers”). Advertisers pay Taboola for those clicks, purchases or impressions, and Taboola shares a portion of the resulting revenue with the digital properties who display those ads.

b.
On January 25, 2021, The Company entered into a merger agreement with ION Acquisition Corp. 1 Ltd. (“ION”) (the “Merger Agreement”). Under the Merger Agreement, one of Taboola's subsidiaries merged with and into ION, with ION continuing as the surviving company and becoming our direct, wholly-owned subsidiary which was accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP (the “Business Combination”).

On June 29, 2021 (the “Transaction Date”), the Business Combination closed and the Company’s ordinary shares, no par value per share (the “Ordinary Shares”) and Public Warrants (as defined in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 24, 2022, and together with the Private Warrants, the “Warrants”) began trading on The Nasdaq Global Market LLC on June 30, 2021, among other things. .

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting and include the accounts of Taboola.com Ltd. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The consolidated balance sheet as of December 31, 2021, was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Therefore, these unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 24, 2022.

In the opinion of the Company’s management, the unaudited consolidated interim financial statements have been prepared on a basis consistent with the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s unaudited consolidated interim financial statements. The results of operations for the three and nine months ended September 30, 2022, are not necessarily indicative of the results to be expected for the full year ending December 31, 2022, or any other future interim or annual period.

Use of Estimates

The preparation of the consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to accounts receivable and allowance for credit losses, acquired intangible assets and goodwill, the useful life of intangible assets, capitalized internal-use software, property and equipment, the incremental borrowing rate for operating leases, share-based compensation including the determination of the fair value of the Company’s share-based awards, the fair value of financial assets and liabilities, including the fair value of marketable securities, the Private Warrants and derivative instruments, and the valuation of deferred taxes and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 20-F as of and for the year ended December 31, 2021, as filed with the SEC dated March 24, 2022. There have been no significant changes to these policies during the nine months ended September 30, 2022, except as noted below.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and highly liquid marketable securities investments, money market account and funds, commercial paper and corporate debt securities, with an original maturity of three months or less at the date of purchase and are readily convertible to known amounts of cash.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative Financial Instruments

The Company accounts for derivatives and hedging based on ASC 815 (“Derivatives and Hedging”). ASC 815 requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on their intended use and their designation.

Changes in the fair value of these derivatives are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity in the consolidated balance sheets until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gains or losses on the derivative to the same financial statement line item in the consolidated statements of income (loss) to which the derivative relates. In case the Company discontinues cash flow hedges, it records the related amount in finance income (expenses), net, on the consolidated statements of income (loss).

The Company accounts for its derivative financial instruments as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets at their fair value.

Marketable Securities

The Company classifies its marketable securities as available-for-sale at the time of purchase and reevaluates such classification at each balance sheet date. The Company may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, the Company classifies its marketable securities, including those with maturities beyond 12 months, as current assets in the consolidated balance sheets.

The Company carries these securities at fair value and records unrealized gains and losses, net of taxes, in accumulated other comprehensive income (loss) as a component of shareholders’ equity, except for changes in allowance for expected credit losses, which are recorded in finance income (expenses), net.

The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in finance income (expenses), net, in the consolidated statements of income (loss).

If neither of these criteria are met, the Company determines whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.

Realized gains and losses on available-for-sale marketable securities are included in the consolidated statements of income (loss).

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 3:-	CASH AND CASH EQUIVALENTS

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	September 30, 2022	December 31, 2021
	Unaudited

Cash	$153,205	$137,050
Time deposits	30,115	57,205
Money market accounts and funds	5,157	125,064

Total Cash and cash equivalents	$188,477	$319,319

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. The Company did not have any transfers between fair value measurements levels in the nine months ended September 30, 2022.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of September 30, 2022 and December 31, 2021, by level within the fair value hierarchy:

		Fair value measurements as of
Description	Fair Value Hierarchy	September 30, 2022	December 31, 2021
		Unaudited
Assets:
Cash equivalents:
Money market accounts and funds	Level 1	$5,157	$125,064
Short-term investments:
U.S. government treasuries	Level 2	$59,970	$—
Corporate debt securities	Level 2	$23,618	$—
U.S. agency bonds	Level 2	$20,769	$—
Commercial paper	Level 2	$15,483	$—

Liabilities:
Warrants liability:
Public Warrants	Level 1	$(2,328)	$(8,963)
Private Warrants	Level 3	$(1,911)	$(22,264)
Derivative instruments liability:
Derivative instruments designated as cash flow hedging instruments	Level 2	$(2,020)	$—

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company classifies its money market accounts and funds as Level 1 based on quoted market prices in active markets.

The Company classifies its U.S. government treasuries, corporate debt securities, commercial paper, U.S. agency bonds and derivative financial instruments within Level 2 as they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded.

The Company measures the fair value for Warrants by using a quoted price for the Public Warrants, which are classified as Level 1, and a Black-Scholes simulation model for the Private Warrants, which are classified as Level 3, due to the use of unobservable inputs.

The key inputs into the Black-Scholes model for the Private Warrants were as follows:

Input	September 30, 2022	December 31, 2021

Risk-free interest rate	4.09% - 4.16%	1.07% - 1.18%
Expected term (years)	3.01 - 3.75	3.75 - 4.50
Expected volatility	74.1% - 76.5%	66.1% - 68.6%
Exercise price	$11.50	$11.50
Underlying Stock Price	$1.81	$7.78

The Company’s use of a Black-Scholes model required the use of subjective assumptions:
●	The risk-free interest rate assumption was interpolated based on constant maturity U.S. Treasury rates over a term commensurate with the expected term of the Warrants.
●
The expected term was based on the maturity of the Warrants five years following June 29, 2021, the Merger Transaction date, and for certain Private Warrants the maturity was determined to be five years from the date of the October 1, 2020, ION initial public offering effective date.

●	The expected share volatility assumption was based on the implied volatility from a set of comparable publicly-traded companies as determined based on size and proximity.

The following table presents the changes in the fair value of Warrants liability:

Input	Private Warrants	Public Warrants	Total Warrants

Fair value as of December 31, 2021	$22,264	$8,963	$31,227
Change in fair value	(20,353)	(6,635)	(26,988)
Fair value as of September 30, 2022 (unaudited)	$1,911	$2,328	$4,239

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 5:-	SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale marketable securities:

	September 30, 2022
	Unaudited
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries	$60,335	$—	$(365)	$59,970
Corporate debt securities	23,787	—	(169)	23,618
U.S. agency bonds	20,899	—	(130)	20,769
Commercial paper	15,523	—	(40)	15,483
Total	$120,544	$—	$(704)	$119,840

As of December 31, 2021 the Company did not have any available-for-sale marketable securities.

For the nine months ended September 30, 2022, the unrealized losses related to marketable securities (which were accumulated in a period of less than 12 months) were determined not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

As of September 30, 2022, all of the Company’s available-for-sale marketable securities were due within one year.

NOTE 6:-	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company enters into foreign currency forward and option contracts with financial institutions to protect itself against the foreign exchange risks, mainly exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S. dollar that are associated with forecasted future cash flows for up to twelve months. The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates; these derivative instruments are designated as cash flow hedges. The Company does not enter into derivative transactions for trading or speculative purposes.

As of September 30, 2022, the notional amounts of the Company’s derivative instruments designated as cash flow hedging instruments outstanding in U.S. dollars, which are translated and calculated based on forward rates, amounted to $16,168.

The Company records all cash flow hedging instruments on the consolidated balance sheets at fair value. The fair value of cash flow hedging instruments recorded as liabilities as of September 30, 2022, was $2,020, which were recorded in accrued expenses and other current liabilities in the consolidated interim balance sheets.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 6:-	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Cont.)

The changes related to cash flow hedging instruments, recorded in the consolidated interim statements of income (loss), for the three and nine months ended September 30, 2022, were as follows:

	Three months ended September 30,	Nine months ended September 30,
	2022	2022
	Unaudited
Cost of revenues	$145	$290
Research and development	992	1,971
Sales and marketing	190	376
General and administrative	165	329
Total losses recognized in the consolidated interim statements of income (loss), net	$1,492	$2,966

Effect of Foreign Currency Contracts on Accumulated Other Comprehensive Loss

Net unrealized losses of foreign currency contracts designated as cash flow hedging instruments are recorded in accumulated other comprehensive losses.

The changes in unrealized losses on the Company’s derivative instruments recorded in accumulated other comprehensive loss were as follows:

Nine months ended September 30, 2022
Unaudited

Unrealized losses on derivative instruments as of December 31, 2021	$—
Changes in fair value of derivative instruments	(4,986)
Reclassification of losses recognized in the consolidated interim statements of income (loss) from accumulated other comprehensive loss	2,966
Unrealized losses on derivative instruments as of September 30, 2022 (unaudited)	$(2,020)

As of December 31, 2021 the Company did not have any derivative instruments or hedging activities.

All net deferred losses in accumulated other comprehensive loss as of September 30, 2022, are expected to be recognized over the next twelve months as operating expenses in the same financial statement line item in the consolidated interim statements of income (loss) to which the derivative relates.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:-	BUSINESS COMBINATION

Connexity

On September 1, 2021, the Company completed the acquisition of Shop Holding Corporation (“Connexity”) (“Connexity Acquisition”), an independent e-Commerce media platform in the open web, from Shop Management, LLC (“Seller”). Connexity is a technology and data-driven integrated marketing services company focused on the e-commerce ecosystem. Through a focus on performance-based retail marketing, Connexity enables retailers and brands to understand their consumers better, acquire new customers at a lower cost, and increase sales from their target consumers. Connexity offers a comprehensive range of marketing services to online retailers and brands in the U.S. and Europe, including syndicated product listings, search marketing, and customer insights. Connexity corporate headquarters is in Santa Monica, California, and the Company also maintains an office in Karlsruhe, Germany.

In accordance with the acquisition method of accounting, the total purchase price for the Connexity Acquisition was $753,217, comprised of $593,894 in cash and $157,689 based on the fair value of 17,328,049 shares of the Company’s ordinary shares on the closing date and additional subsequent payment of $1,634 made during 2022 (of which $431 were accrued in December 2021) as final settlement for net working capital adjustments.

Gravity R&D Zrt.

In July 2022, the Company completed the acquisition of Gravity R&D Zrt. ("Gravity R&D") a privately-held company based in Budapest, Hungary, which provides personalization recommendation services for a total consideration of $6,982, net of cash acquired. As part of a preliminary purchase price allocation , $1,790 was attributed to identified intangible assets, $5,976 to goodwill.

Total acquisition costs of $742 were incurred in relation to the acquisition, which were recognized as an expense and included in general and administrative expenses in the consolidated interim statements of income (loss).

The results of Gravity R&D operations were consolidated in the Company's consolidated interim financial statements commencing on the date of the acquisition and were immaterial to the Company’s results of operations for the three and nine months ended September 30, 2022.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 8:-	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table represents the changes in the carrying amounts of the Company’s total goodwill:

Carrying Amount

Balance as of December 31, 2021	$550,380
Purchase accounting adjustment (1)	1,203
Additions from acquisition (2)	5,976
Balance as of September 30, 2022 (unaudited)	$557,559

(1) Additional payment related to final settlement for net working capital adjustments for the Connexity Acquisition.
(2) Related to the Gravity R&D acquisition.

Intangible Assets, Net

Definite-lived intangible assets, net consist of the following:

	Gross Fair Value	Accumulated Amortization	Net Book Value
September 30, 2022 (unaudited)
Merchant/ Network affiliate relationships	$146,547	$(35,279)	$111,268
Technology	74,193	(29,167)	45,026
Publisher relationships	42,933	(11,628)	31,305
Tradenames	24,097	(8,672)	15,425
Customer relationship	13,156	(11,058)	2,098
Total	$300,926	$(95,804)	$205,122

December 31, 2021	Gross Fair Value	Accumulated Amortization	Net Book Value
Merchant/ Network affiliate relationships	$146,547	$(10,879)	$135,668
Technology	73,403	(20,616)	52,787
Publisher relationships	42,933	(3,640)	39,293
Tradenames	23,997	(2,711)	21,286
Customer relationship	12,256	(10,367)	1,889
Total	$299,136	$(48,213)	$250,923

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 8:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

Amortization expenses for intangible assets were $15,983 and $5,908, for the three months ended September 30, 2022 and 2021, respectively, and $47,591 and $7,186, for the nine months ended September 30, 2022 and 2021, respectively.

The estimated future amortization expense of definite-lived intangible assets as of September 30, 2022, is as follows (unaudited):

Year Ending December 31,
2022 (Remainder)	$15,977
2023	63,910
2024	60,565
2025	51,479
2026	13,191
Total	$205,122

NOTE 9:-	FINANCING ARRANGEMENTS

Long-term loan

Concurrently with the closing of the Connexity Acquisition, on September 1, 2021, the Company entered into a $300,000 senior secured term loan credit agreement (the “Credit Agreement”), among the Company, Taboola Inc., a wholly-owned Company’s subsidiary (the “Borrower”), the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement provides for borrowings in an aggregate principal amount of up to $300,000 (the “Facility”).

The Facility was fully drawn at closing, net of issuance expenses of $11,250, and the proceeds were used by the Company to finance a portion of the Connexity Acquisition.

The Facility is subject to customary borrowing conditions and bears interest at a variable annual rate based on LIBOR or Base Rate plus a fixed margin. The Facility will mature on the seventh anniversary of the closing date and amortizes at a rate of 1.00% per annum payable in equal quarterly installments, with the remaining principal amount due at maturity.

The Facility is mandatorily prepayable with a portion of the net cash proceeds of certain dispositions of assets, a portion of Taboola’s excess cash flow and the proceeds of incurrences of indebtedness not permitted under the Credit Agreement.

The Credit Agreement also contains customary representations, covenants and events of default. Failure to meet the covenants beyond applicable grace periods could result in acceleration of outstanding borrowings and/or termination of the Facility. As of September 30, 2022, the Company was in compliance with the Facility covenants.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 9:-	FINANCING ARRANGEMENTS (Cont.)

As of September 30, 2022, the total future principal payments related to Facility loan are as follows (unaudited):

Amount
Year Ending December 31,
2022 (current maturities)	$750
2023	3,000
2024	3,000
2025	3,000
2026	3,000
2027	3,000
2028	281,250
Total	$297,000

The Facility is guaranteed by the Company and all of its wholly-owned material subsidiaries, subject to certain exceptions set forth in the Credit Agreement (collectively, the “Guarantors”). The obligations of the Borrower and the Guarantors are secured by substantially all the assets of the Borrower and the Guarantors including stock of subsidiaries, subject to certain exceptions set forth in the Credit Agreement.

The total interest expenses recognized in connection with the long-term loan for the three and nine months ended September 30, 2022, were $5,028 and $12,700, respectively.

Revolving Credit Agreement

On August 9, 2022, the Company amended its Credit Agreement to provide for a five-year senior secured revolving credit facility (the “Revolving Credit Agreement”), among the Company, Taboola Inc., a wholly-owned Company’s subsidiary (the “Borrower”), and the lenders party thereto, with Citibank N.A., as lead arranger and JPMorgan Chase Bank, N.A., as administrative agent. The Revolving Credit Agreement provides for revolving loans in an aggregate committed principal amount of up to $90,000 (the “Revolving Loans”).

Certain representations, events of default and covenants of the Revolving Credit Agreement are substantially the same as those in the Credit Agreement. However, the Revolving Credit Agreement contains a financial covenant requiring the Company to maintain a Total Net Leverage Ratio (as defined in the Credit Agreement) as at the last day of each fiscal quarter. Borrowings under the Revolving Credit Agreement are subject to customary conditions and will bear interest at a variable annual rate based on Term SOFR or Base Rate plus a fixed margin. The lenders under the Credit Agreement and the lenders under the Revolving Credit Agreement are secured by the same collateral, including substantially all the assets of the Borrower and the Guarantors (as defined in the Credit Agreement) including shares of subsidiaries, subject to certain exceptions in the governing documents.

The proceeds of any Revolving Loans may be used for the working capital, capital expenditures and other general corporate purposes of Taboola and its subsidiaries and may also be used for Restricted Payments, Investments (including permitted acquisitions) and Restricted Debt Payments (each, as defined in the Credit Agreement) to the extent permitted under the Credit Agreement.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 9:-	FINANCING ARRANGEMENTS (Cont.)

As of September 30, 2022, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Agreement.

As of September 30, 2022, deferred financing costs associated with entering into a Revolving Credit Agreement in the total amount of $1,061, were included in short and long-term prepaid expenses in the Company’s consolidated interim balance sheet.

The deferred financing costs are amortized on a straight-line basis over the term of the Revolving Credit Agreement. For the three and nine months ended September 30, 2022, deferred financing costs amortization amounted to $34.

NOTE 10:-	RESTRUCTURING

In September 2022, the Company announced and implemented a cost restructuring program impacting approximately 6% of the Company’s global headcount. This strategic reduction was intended to manage the Company’s operating expenses in response to market conditions and ongoing business prioritization efforts.

The restructuring expenses recognized in the consolidated interim statements of income (loss) for the three and nine months ended September 30, 2022, primarily consisting of one-time incremental employee termination benefits and other costs related to Company’s business prioritization, were as follows:

Three and nine months ended September 30, 2022
Unaudited

Cost of revenues	$99
Research and development	1,815
Sales and marketing	1,176
General and administrative	293
Total restructuring expenses recognized in the consolidated interim statements of income (loss)	$3,383

As of September 30, 2022, $1,142 related to restructuring expenses were included in "Accrued expenses and other current liabilities" in the consolidated interim balance sheet.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 11:-	SHAREHOLDERS' EQUITY AND SHARE INCENTIVE PLANS

Share Incentive Plans

a.
On May 19, 2022, the Company received the approval of the Israeli court for its motion to extend its former motion to allow the Company to utilize the net issuance mechanism to satisfy tax withholding obligations related to equity-based compensation on behalf of its directors, officers and other employees and possible future share repurchases (the “Program”) of up to $60,000. The Company’s board of directors will have the authority to determine the amount to be utilized for the Program. The Company intends to continue filing extension requests for the court approval on an ongoing basis as required.

For the nine months ended September 30, 2022, the Company utilized the net issuance mechanism in connection with equity-based compensation for certain Office Holders, which resulted in a tax withholding payment by the Company of $4,110 which was recorded as a reduction of additional paid-in capital.

b.	The following is a summary of share option activity and related information for the nine months ended September 30, 2022 (including employees, directors, officers and consultants of the Company):

	Outstanding Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance as of December 31, 2021	47,532,923	$2.64	5.73	$247,734
Granted	20,000	6.52
Exercised	(6,515,494)	1.11		$21,189
Forfeited	(1,290,684)	4.80
Balance as of September 30, 2022 (unaudited)	39,746,745	$2.82	6.37	$23,130
Exercisable as of September 30, 2022 (unaudited)	36,116,645	$1.88	5.74	$20,694

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the period.

The weighted-average grant date fair value of options granted during the nine months ended September 30, 2022, was $3.80.

As of September 30, 2022, unrecognized share-based compensation cost related to unvested share options was $30,090, which is expected to be recognized over a weighted-average period of 1.5 years.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 11:-	SHAREHOLDERS' EQUITY AND SHARE INCENTIVE PLANS (Cont.)

c.	The following is a summary of the RSU activity and related information for the nine months ended September 30, 2022:

	Outstanding Restricted Shares Unit	Weighted Average Grant Date Fair Value

Balance as of December 31, 2021	21,613,189	$8.16
Granted	14,717,795	5.52
Vested (*)	(5,574,171)	6.98
Forfeited	(3,085,786)	6.90
Balance as of September 30, 2022 (unaudited)	27,671,027	$6.60

(*) A portion of the shares that vested were netted out to satisfy the tax obligations of the recipients. During the nine months ended September 30, 2022, a total of 1,213,643 RSUs were canceled to satisfy tax obligations, resulting in net issuance of 1,074,782 shares.

The total release date fair value of RSUs was $23,945, during the nine months ended September 30, 2022.

As of September 30, 2022, unrecognized share-based compensation cost related to unvested RSUs was $118,966, which is expected to be recognized over a weighted-average period of 2.92 years.

The total share-based compensation expense related to all of the Company’s share-based awards recognized for the three and nine months ended September 30, 2022 and 2021, was comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
Cost of revenues	$673	$443	$2,227	$1,023
Research and development	7,343	7,749	20,888	20,134
Sales and marketing	5,654	3,997	18,351	40,168
General and administrative	5,040	7,751	17,505	42,269
Total share-based compensation expense	$18,710	$19,940	$58,971	$103,594

d.	On September 1, 2022, pursuant to Connexity three years holdback agreement with certain Connexity employees, the Company issued 1,227,010 Ordinary shares.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 12:-	INCOME TAXES

The Company’s effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses and tax regulations. The Company’s effective tax rates were (3.2%) and (35.5%) for the nine months ended September 30, 2022 and 2021, respectively. The difference between the Company’s effective tax rate and the 23% statutory rate in Israel for the nine months ended September 30, 2022, resulted primarily from valuation allowance in Israel, tax expenses in multiple jurisdictions which were offset against tax benefits derived from losses incurred in the U.S.

NOTE 13:-	COMMITMENTS AND CONTINGENCIES

Commercial Commitments

In the ordinary course of the business, the Company enters into agreements with certain digital properties, under which, in some cases it agrees to pay them a guaranteed amount, generally per thousand page views on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer.

Non-cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties to purchase primarily software and IT related-based services. As of September 30, 2022, the Company had outstanding non-cancelable purchase obligations in the amount of $21,840.

Legal Proceedings

a.
In April 2021, the Company became aware that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation of hiring activities in the Company’s industry, including the Company. The Company is cooperating with the Antitrust Division. While there can be no assurances as to the ultimate outcome, the Company does not believe that its conduct violated applicable law.

b.
In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company investigates these claims as they arise and record a provision, as necessary. Provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, it believes would individually, or in the aggregate, have a material adverse effect on its business, financial position, results of operations, or cash flows.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:-	GEOGRAPHIC INFORMATION

The following table represents total revenue by geographic area based on the Advertisers’ billing address:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited

Israel	$48,157	$48,715	$147,953	$133,762
United Kingdom	16,134	16,344	54,079	49,080
United States	129,616	125,239	393,833	369,710
Germany	25,073	37,967	92,558	106,342
Rest of the world	113,482	110,503	341,460	311,896
Total	$332,462	$338,768	$1,029,883	$970,790

NOTE 15:-	NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Ordinary shareholders for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited
Basic net income (loss) per share
Numerator:
Net income (loss)	$(26,026)	$17,296	$(27,159)	$(25,533)
Less: Undistributed earnings allocated to participating securities	—	—	—	(11,944)
Net income (loss) attributable to Ordinary shares – basic	$(26,026)	$17,296	$(27,159)	$(37,477)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary shareholders, basic	255,160,597	229,024,803	251,865,831	107,884,927
Net income (loss) per share attributable to Ordinary shareholders, basic	$(0.10)	$0.08	$(0.11)	$(0.35)

Diluted net income (loss) per share
Numerator:
Net income (loss) attributable to Ordinary shares – diluted	$(26,026)	$17,296	$(27,159)	$(37,477)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary shareholders, basic	255,160,597	229,024,803	251,865,831	107,884,927
Weighted-average effect of dilutive securities - effect of share-based awards	—	30,237,726	—	—
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary shareholders, diluted	255,160,597	259,262,529	251,865,831	107,884,927
Net income (loss) per share attributable to Ordinary shareholders, diluted	$(0.10)	$0.07	$(0.11)	$(0.35)

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 15:-	NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The potential number of Ordinary shares that were excluded from the computation of diluted net income (loss) per share attributable to Ordinary shareholders for the periods presented because including them would have been anti-dilutive is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	Unaudited

Warrants	12,349,990	12,350,000	12,349,990	12,350,000
RSUs	20,135,294	—	17,994,340	8,825,040
Outstanding share options	34,666,838	—	34,666,838	46,705,718
Issuable Ordinary shares related to business combination under holdback arrangement	2,454,020	—	2,454,020	—
Total	69,606,142	12,350,000	67,465,188	67,880,758